Exhibit 99.89

CERTIFICATE OF ELIGIBILITY UNDER
NATIONAL INSTRUMENTS 44-101 AND 44-102

TO:	Autorité des marchés financiers du Québec
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island) Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities, Service Newfoundland and Labrador Ontario Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan Alberta Securities Commission
British Columbia Securities Commission

Re:	Preliminary Short Form Base Shelf Prospectus

I, Éric Desaulniers, President and Chief Executive Officer of Nouveau Monde Graphite Inc. (the “Issuer”), do hereby certify for and on behalf of the Issuer and not in my personal capacity that:

1.	I have made or have caused to be made such examinations or investigations as I believe necessary to enable me to make the statements set forth in this certificate.

2.	The Issuer is a reporting issuer in the jurisdictions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

3.	The Issuer is relying on the qualification criteria in section 2.2 of Regulation 44-101 respecting Short Form Prospectus Distributions (the “Regulation 44-101”) and National Instrument 44-101 respecting Short Form Prospectus Distributions (the “NI 44-101”) (Regulation 44-101 101 and NI 44- 101 are collectively referred to as “44-101”) and section 2.2 of Regulation 44-102 respecting Shelf Distributions (the “Regulation 44-102”) National Instrument 44-102 respecting Shelf Distributions (the “NI 44-102”) (Regulation 44-102 and NI 44-102 are collectively referred to as “44-102”) to equity to file a preliminary short from base shelf prospectus (the “Prospectus").

4.	The Issuer has satisfied the qualification criteria in section 2.2 of 44-101.

5.	The Issuer has satisfied the qualification criteria in section 2.2 of 44-102.

6.	All of the material incorporated by reference in the Prospectus has been previously filed.

7.	This certificate is made and delivered by the undersigned in accordance with the provisions of 44- 101 and 44-102.

[Signature page follows]

DATED March 26 , 2021.

FINANCIAL STATEMENTS

Consolidated audited financial statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

NMG

NOUVEAU MONDE GRAPHITE

Éric Desaulniers
President and Chief Executive Officer